EXHIBIT 12

                              SWIFT ENERGY COMPANY
                       RATIO OF EARNINGS TO FIXED CHARGES



                                 Nine Months Ended                              Year Ended December 31,
                                September 30, 2003        2002           2001(1)           2000           1999          1998(2)
                                ------------------        ----           -------           ----           ----          -------

Gross G&A                          22,053,045         26,074,408       25,974,568      23,793,995      20,518,843     21,010,960
Net G&A                            10,564,959         10,564,849        8,186,654       5,585,487       4,497,400      3,853,812
Interest Expense, Net              20,107,188         23,274,969       12,627,022      15,968,405      14,442,815      8,752,195
Rent Expense                        1,610,803          1,923,451        1,322,618       1,255,474       1,272,497      1,117,351
Net Income Before Taxes and
   Cumulative Effect of
   Change in Accounting
   Principle                       38,450,916         18,408,289      (34,192,333)     93,079,346      29,736,151    (73,391,581)
Capitalized Interest                5,156,559          6,973,480        6,256,222       5,043,206       4,142,098      3,849,665
Depleted Capitalized Interest         386,877            215,433          280,929         307,249         323,124        292,267

       CALCULATED DATA

Unallocated G&A (%)                     47.91%             40.52%           31.52%          23.47%          21.92%         18.34%
Non-Capital Rent Expense              771,688            779,345          416,862         294,714         278,911        204,944
1/3 Non Capital Rent Expense          257,229            259,782          138,954          98,238          92,970         68,315
Fixed Charges                      25,520,976         30,508,231       19,022,198      21,109,849      18,677,883     12,670,175
Earnings                           59,202,211         42,158,473      (21,145,428)    109,453,238      44,595,061    (64,278,804)
Ratio of Earnings to Fixed
Charges                                  2.32x               1.38x             --             5.18x           2.39x           --


     For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest expense net (which includes amortization of debt issuance costs and discounts), capitalized interest and that portion of non-capitalized rental expense deemed to be the equivalent of interest. Earnings represent income before income taxes and cumulative effect of change in accounting principle and from continuing operations before fixed charges (excluding capitalized interest, net of depletion). Due to the $98.9 million non-cash charge incurred in the fourth quarter of 2001 caused by a write-down in the carrying value of oil and gas properties, 2001 earnings were insufficient by $40.2 million to cover fixed charges in this period. If the $98.9 million non-cash charge is excluded, the ratio of earnings to fixed charges would have been 4.09 for 2001. Due to the $90.8 million non-cash charge incurred in the third quarter of 1998 caused by a write-down in the carrying value of oil and gas properties, 1998 earnings were insufficient by $76.9 million to cover fixed charges in this period. If the $90.8 million non-cash charge is excluded, the ratio of earnings to fixed charges would have been for 2.09 for 1998.